Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

COMPLETION OF THE NON-PUBLIC ISSUANCE OF A SHARES

Reference are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021, 10 January 2022, 10 August 2022, 13 September 2022 and 10 October 2022 (the “Announcements”) and the circular of the Company dated 11 November 2021 (the “Circular”) in relation to, amongst others, the A Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce the following results of the A Share Issuance:

1. NUMBER OF SHARES ISSUED AND ISSUE PRICE

Type of shares:	RMB ordinary shares (A Shares)

Number of shares issued:	803,571,428 Shares

Issue price:	RMB5.60 per Share

Total proceeds:	RMB4,499,999,996.80

Net proceeds:	RMB4,496,165,903.35

2. NUMBER OF SHARES SUBSCRIBED AND LOCK-UP PERIOD

No.	Placee(s)	Number of shares subscribed (shares)	Subscription amount (RMB)	Lock-up period (months)
1	China Southern Air Holding Company Limited	803,571,428	4,499,999,996.80	36

3. EXPECTED LISTED FOR TRADING DATES

On 23 November 2022, the procedures for registration of the new A Shares with the China Securities Depository and Clearing Corporation Limited, Shanghai Branch were completed. The new A Shares issued shall not be transferred within 36 months from the date of completion of the A Share Issuance. The expected first trading day of such shares will be the next trading day following the expiry of the lock-up period, and if such day is a public holiday or rest day, the next following trading day.

4. TRANSFER OF ASSETS

All shares under the A Share Issuance were subscribed in cash and did not involve any transfer of non-cash assets.

5. CHANGES IN THE TOP TEN SHAREHOLDERS OF THE COMPANY BEFORE AND AFTER THE A SHARE ISSUANCE

(1) Top ten Shareholders of the Company before the A Share Issuance

As of 31 October 2022, the top ten Shareholders of the Company before the A Share Issuance are as follows:

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Type
1	China Southern Air Holding Company Limited	8,600,897,508	67.87	A Shares not subject to trading restrictions and A Shares subject to trading restrictions

2	Hong Kong Securities Clearing Company Limited	606,992,660	4.79	A Shares not subject to trading restrictions

3	China National Aviation Fuel Group Corporation	350,162,257	2.76	A Shares not subject to trading Restrictions

4	China Securities Finance Corporation Limited	320,484,148	2.53	A Shares not subject to trading Restrictions

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Type
5	China Structural Reform Fund Co., Ltd.	192,659,933	1.52	A Shares not subject to trading Restrictions

6	Spring Airlines Co., Ltd.	140,531,561	1.11	A Shares not subject to trading Restrictions

7	Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.55	A Shares not subject to trading restrictions

8	Industrial Bank Co., Ltd -. Guangfa Ruiyi Leading Hybrid Securities Investment Fund	69,699,279	0.55	A Shares not subject to trading Restrictions

9	National Social Security Fund 115 Portfolio	56,000,000	0.44	A Shares not subject to trading Restrictions

10	Agricultural Bank of China Limited - Guangfa Balanced Preferred Hybrid Securities Investment Fund	52,956,996	0.42	A Shares not subject to trading Restrictions

Total:		10,460,390,617	82.54	—

(2) Top ten Shareholders of the Company after the A Share Issuance

The top ten Shareholders of the Company upon the completion of registration of the new A Shares issued pursuant to the A Share Issuance are set out as follows:

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Type
1	China Southern Air Holding Company Limited	9,404,468,936	69.78	A Shares not subject to trading restrictions and A Shares subject to trading restrictions

2	Hong Kong Securities Clearing Company Limited	606,992,660	4.50	A Shares not subject to trading restrictions

3	China National Aviation Fuel Group Corporation	350,162,257	2.60	A Shares not subject to trading restrictions

4	China Securities Finance Corporation Limited	320,484,148	2.38	A Shares not subject to trading restrictions

5	China Structural Reform Fund Co., Ltd.	192,659,933	1.43	A Shares not subject to trading restrictions

6	Spring Airlines Co., Ltd.	140,531,561	1.04	A Shares not subject to trading restrictions

7	Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. – Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	70,006,275	0.52	A Shares not subject to trading restrictions

8	Industrial Bank Co., Ltd. - Guangfa Ruiyi Leading Hybrid Securities Investment Fund	69,699,279	0.52	A Shares not subject to trading restrictions

No.	Name of Shareholder (full name)	Number of Shares held (shares)	Percentage of issued A Share capital (%)	Type
9	National Social Security Fund 115 Portfolio	56,000,000	0.42	A Shares not subject to trading restrictions

10	Agricultural Bank of China Limited - Guangfa Balanced Preferred Hybrid Securities Investment Fund	52,956,996	0.39	A Shares not subject to trading restrictions
Total:		11,263,962,045	83.58	—

6. CHANGES IN SHAREHOLDING STRUCTURE BEFORE AND AFTER THE A SHARE ISSUANCE

Upon the completion of the A Share Issuance, the number of Shares subject to trading restrictions of the Company has increased by 803,571,428 Shares. The changes in shareholding structure of the Company before and after the A Share Issuance are as follows:

Type of Shares	Before the A Share Issuance (As of 22 November 2022)		Changes	After the A Share Issuance (As of 24 November 2022)
	Number of Shares (shares)	Percentage of total issued share capital	Number of Shares (shares)	Number of Shares (shares)	Percentage of total issued share capital
Shares subject to trading restrictions	2,453,434,457	14.17%	803,571,428	3,257,005,885	17.97%
Among which:
A Shares	2,453,434,457	14.17%	803,571,428	3,257,005,885	17.97%
H Shares	—	—	—	—	—
Shares not subject to trading restrictions	14,863,884,071	85.83%	—	14,863,884,071	82.03%
Among which:
A Shares	10,219,886,763	59.02%	—	10,219,886,763	56.40%
H Shares	4,643,997,308	26.82%	—	4,643,997,308	25.63%
Total:	17,317,318,528	100.00%	803,571,428	18,120,889,956	100.00%

7. INTERMEDIARY

Sponsor (lead underwriter):	China International Capital Corporation Limited

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 November 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.